UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-9518

A.	Full title of the plan and the address of the Plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION

6300 WILSON MILLS ROAD

MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements for The Progressive Corporation Executive Deferred Compensation Plan, for the years ended December 31, 2011, 2010 and 2009.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation Executive Deferred Compensation Plan

By:	/s/ Charles E. Jarrett

Charles E. Jarrett
Vice President, Secretary and
Chief Legal Officer

Date: March 28, 2012

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

For the Years Ended

December 31, 2011, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

The Progressive Corporation

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the Plan), as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MEADEN & MOORE, LTD.
MEADEN & MOORE, LTD.
Certified Public Accountants

March 28, 2012

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	December 31
	2011	2010
ASSETS
Receivables:
Employer	$1,964,995	$2,193,573
Pending trade settlement	140,025	—

Total Receivables	2,105,020	2,193,573

Investments, at Fair Value:
Common Shares of The Progressive Corporation (cost: $32,321,104 and $27,836,047)	33,308,083	29,500,509
Other investments (cost: $62,994,182 and $61,465,139)	66,164,384	67,326,553

Total Investments	99,472,467	96,827,062

Total Assets	101,577,487	99,020,635
LIABILITIES	—	—

Net Assets Available for Benefits	$101,577,487	$99,020,635

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation

Executive Deferred Compensation Plan

	Year Ended December 31
	2011	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$7,891,502	$7,724,410	$5,020,411
Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	(677,483)	2,626,130	4,136,403
Net appreciation (depreciation) in the fair value of other investments	(2,691,212)	5,012,949	14,833,349
Net realized gains (losses)	764,355	783,332	(5,263,325)
Dividends	2,411,571	3,231,505	1,482,879
Interest	11	—	1,158

Total Additions	7,698,744	19,378,326	20,210,875

Deductions from Net Assets Attributed to:
Benefits paid to participants	5,141,857	5,905,755	5,107,957
Short-term trading fees	36	21	105

	5,141,893	5,905,776	5,108,062

Net Increase	2,556,852	13,472,550	15,102,813
Net Assets Available for Benefits:
Beginning of Year	99,020,635	85,548,085	70,445,272

End of Year	$101,577,487	$99,020,635	$85,548,085

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

1	Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the “Plan”) became effective January 1, 1995, and is maintained pursuant to a 2010 Amendment and Restatement. The Plan permits eligible executives of The Progressive Corporation (the “Company”) and its subsidiaries to defer all, or a portion, of their bonuses, restricted stock unit awards and incentive awards payable under certain bonus and incentive plans of the Company. Eligible executives include those with bonus targets of at least 35% and other employees designated by the Compensation Committee of the Company’s Board of Directors. Plan participation is voluntary.

Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award is earned. Deferral agreements relating to Stock Awards must be signed before the year in which the award is granted. Participants may transfer their fund balances on a daily basis, limited to two transfers per quarter.

The Plan is intended to be an unfunded Plan providing benefits for a select group of management and highly compensated employees for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. However, deferrals of Stock Awards shall be deemed to be invested in Common Shares of the Company for six months and one day, following vesting of such awards. Any Deferral of a Stock Award granted on or after March 17, 2005, shall be deemed to be invested in the Company Stock Fund until the Deferral Account has been distributed or withdrawn. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant’s account balance bears to the total account balances for all participants. Each participant’s benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant’s investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Income from each fund is deemed to be reinvested in the fund that produced the income.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

1	Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the Trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled or experiences an unforeseeable emergency. Participants desiring to elect a fixed deferral period must do so irrevocably at the time the deferral agreement is signed.

Distributions made on account of the participant’s death, disability, unforeseeable emergency or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant’s termination of employment or expiration of a fixed deferral period will be paid in either a lump sum or in three, five or ten annual installments, as elected by the participant. Distributions of deferred Stock Awards granted in 2005 and later years will be made in Common Shares; all other Plan distributions will be made in cash.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

2	Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

2	Summary of Significant Accounting Policies, Continued

Investment Valuation:

At the close of business on June 14, 2011, the Vanguard Total International Stock Index Fund Investor Class was moved to the Vanguard Total International Stock Index Fund Institutional Class.

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Fair Value:

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

The plan has categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain money market funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity’s subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

2	Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2011	(Level 1)	(Level 2)	(Level 3)
Money Market Fund	$4,125,392	$—	$4,125,392	$—
Mutual Funds
Growth Funds	9,287,598	9,287,598	—	—
Balanced Funds	10,415,863	10,415,863	—	—
Index Funds	24,410,283	24,410,283	—	—
Income Funds	17,925,248	17,925,248	—	—

Total Mutual Funds	62,038,992	62,038,992	—	—
Common Equities
Insurance	33,308,083	33,308,083	—	—

Total	$99,472,467	$95,347,075	$4,125,392	$—

		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2010	(Level 1)	(Level 2)	(Level 3)
Money Market Fund	$4,547,159	$—	$4,547,159	$—
Mutual Funds
Growth Funds	10,330,773	10,330,773	—	—
Balanced Funds	10,049,889	10,049,889	—	—
Index Funds	24,747,159	24,747,159	—	—
Income Funds	17,651,573	17,651,573	—	—

Total Mutual Funds	62,779,394	62,779,394	—	—
Common Equities
Insurance	29,500,509	29,500,509	—	—

Total	$96,827,062	$92,279,903	$4,547,159	$—

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

2	Summary of Significant Accounting Policies, Continued

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Short-term trading fees are imposed by some funds in the Plan if any shares are sold, either withdrawn or transferred out, after holding them for less than a specified period of time.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

3	Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. The total number of shares and share values as of December 31, 2011 and 2010, by fund, were as follows:

Investment Options	Total Number of Shares	Net Asset Share Value

2011
The Progressive Stock Fund	1,707,231.30	19.51
Templeton World Fund-Class A	37,171.21	13.74
Fidelity Diversified International Fund-K Shares	191,764.45	25.48
Fidelity Low Priced Stock Fund-K Shares	27,140.19	35.70
Wasatch Small Cap Growth Fund	47,678.74	37.81
JH Small Company Portfolio	48,173.02	19.24
ABF Small Cap Value Fund-Institutional	131,483.55	19.01
Fidelity Mid-Cap Stock Fund-K Shares	61,178.75	26.64
Vanguard Institutional Index Fund	135,270.06	115.04
Vanguard Value Index Fund	253,983.47	20.47
Vanguard Growth Index Fund	38,300.19	31.79
Vanguard Mid-Cap Index Fund	27,986.19	19.69
Vanguard Total International Stock Index Fund	16,609.87	87.32
Vanguard Small-Cap Index Fund	12,901.71	33.39
Vanguard Total Bond Market Fund	152,047.10	11.00
Oakmark Equity and Income Fund	385,059.63	27.05
PIMCO Total Return Fund-Institutional	1,132,994.24	10.87
Fidelity Retirement Money Market Fund	4,125,392.07	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

3	Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Value

2010
The Progressive Stock Fund	1,484,675.82	19.87
Templeton World Fund-Class A	43,887.92	14.84
Fidelity Diversified International Fund-K Shares	195,727.78	30.12
Fidelity Low Priced Stock Fund-K Shares	16,887.31	38.36
Wasatch Small Cap Growth Fund	45,462.81	39.50
JH Small Company Portfolio	58,887.23	20.29
ABF Small Cap Value Fund-Institutional	125,926.60	19.90
Fidelity Mid-Cap Stock Fund-K Shares	69,114.30	28.82
Vanguard Institutional Index Fund	131,636.79	115.01
Vanguard Value Index Fund	264,982.02	20.79
Vanguard Growth Index Fund	42,093.54	31.60
Vanguard Mid-Cap Index Fund	28,471.31	20.36
Vanguard Total International Stock Index Fund	114,383.98	15.76
Vanguard Small-Cap Index Fund	11,104.77	34.77
Vanguard Total Bond Market Fund	164,135.87	10.60
Oakmark Equity and Income Fund	362,288.73	27.74
PIMCO Total Return Fund-Institutional	1,065,407.81	10.85
Fidelity Retirement Money Market Fund	4,547,158.71	1.00

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

4	Investment Programs

At December 31, 2011 and 2010, there were 78 and 89 (respectively) Plan participants with contributions in one or more of the following funds:

Investment Options	Number of Participants

2011
The Progressive Stock Fund	47
Templeton World Fund-Class A	16
Fidelity Diversified International Fund-K Shares	41
Fidelity Low Priced Stk-K Shares	14
Wasatch Small Cap Growth Fund	28
JH Small Company Portfolio	18
ABF Small Cap Value Fund-Institutional	14
Fidelity Mid-Cap Stock Fund-K Shares	30
Vanguard Institutional Index Fund	52
Vanguard Value Index Fund	27
Vanguard Growth Index Fund	15
Vanguard Mid-Cap Index Fund	12
Vanguard Total International Stock Index Fund	14
Vanguard Small-Cap Index Fund	11
Vanguard Total Bond Market Fund	11
Oakmark Equity and Income Fund	41
PIMCO Total Return Fund-Institutional	42
Fidelity Retirement Money Market Fund	29

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

4	Investment Programs, Continued

Investment Options	Number of Participants

2010
The Progressive Stock Fund	48
Templeton World Fund-Class A	17
Fidelity Diversified International Fund-K Shares	46
Fidelity Low Priced Stk-K Shares	12
Wasatch Small Cap Growth Fund	25
JH Small Company Portfolio	21
ABF Small Cap Value Fund-Institutional	14
Fidelity Mid-Cap Stock Fund-K Shares	32
Vanguard Institutional Index Fund	55
Vanguard Value Index Fund	30
Vanguard Growth Index Fund	12
Vanguard Mid-Cap Index Fund	9
Vanguard Total International Stock Index Fund	17
Vanguard Small-Cap Index Fund	8
Vanguard Total Bond Market Fund	9
Oakmark Equity and Income Fund	43
PIMCO Total Return Fund-Institutional	42
Fidelity Retirement Money Market Fund	33

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

5	Investments

The Plan’s investments and unrealized appreciation (depreciation) at December 31, 2011 and 2010, were as follows:

2011	Number of Shares	Cost	Fair Value	Unrealized Appreciation (Depreciation)
Common Shares
The Progressive Corporation	1,707,231.30	$32,321,104	$33,308,083	$986,979

Other Investments
Templeton World Fund-Class A	37,171.21	643,902	510,732	(133,170)
Fidelity Diversified International Fund-K Shares	191,764.45	3,956,187	4,886,158	929,971
Fidelity Low Priced Stk-K Shares	27,140.19	907,490	968,905	61,415
Wasatch Small Cap Growth Fund	47,678.74	1,682,103	1,802,733	120,630
JH Small Company Portfolio	48,173.02	907,611	926,849	19,238
ABF Small Cap Value Fund- Institutional	131,483.55	2,099,285	2,499,502	400,217
Fidelity Mid-Cap Stock Fund- K Shares	61,178.75	1,063,658	1,629,802	566,144
Vanguard Institutional Index Fund	135,270.06	14,539,501	15,561,468	1,021,967
Vanguard Value Index Fund	253,983.47	6,454,591	5,199,042	(1,255,549)
Vanguard Growth Index Fund	38,300.19	1,012,205	1,217,563	205,358
Vanguard Mid-Cap Index Fund	27,986.19	467,050	551,048	83,998
Vanguard Total International Stock Index Fund	16,609.87	1,763,503	1,450,374	(313,129)
Vanguard Small-Cap Index Fund	12,901.71	417,909	430,788	12,879
Vanguard Total Bond Market Fund	152,047.10	1,599,209	1,672,518	73,309
Oakmark Equity and Income Fund	385,059.63	9,422,394	10,415,863	993,469
PIMCO Total Return Fund- Institutional	1,132,994.24	11,932,192	12,315,647	383,455
Fidelity Retirement Money Market Fund	4,125,392.07	4,125,392	4,125,392	—

		62,994,182	66,164,384	3,170,202

Total Assets Held for Investment		$95,315,286	$99,472,467	$4,157,181

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

5	Investments, Continued

				Unrealized
	Number of			Appreciation
2010	Shares	Cost	Fair Value	(Depreciation)
Common Shares
The Progressive Corporation	1,484,675.82	$27,836,047	$29,500,509	$1,664,462

Other Investments
Templeton World Fund-Class A	43,887.92	764,923	651,297	(113,626)
Fidelity Diversified International Fund-K Shares	195,727.78	3,907,660	5,895,321	1,987,661
Fidelity Low Priced Stk-K Shares	16,887.31	535,335	647,797	112,462
Wasatch Small Cap Growth Fund	45,462.81	1,590,851	1,795,781	204,930
JH Small Company Portfolio	58,887.23	1,106,963	1,194,822	87,859
ABF Small Cap Value Fund- Institutional	125,926.60	1,957,233	2,505,939	548,706
Fidelity Mid-Cap Stock Fund- K Shares	69,114.30	1,130,747	1,991,874	861,127
Vanguard Institutional Index Fund	131,636.79	14,013,382	15,139,547	1,126,165
Vanguard Value Index Fund	264,982.02	6,709,876	5,508,976	(1,200,900)
Vanguard Growth Index Fund	42,093.54	1,080,014	1,330,156	250,142
Vanguard Mid-Cap Index Fund	28,471.31	469,375	579,676	110,301
Vanguard Total International Stock Index Fund	114,383.98	1,777,177	1,802,691	25,514
Vanguard Small-Cap Index Fund	11,104.77	341,664	386,113	44,449
Vanguard Total Bond Market Fund	164,135.87	1,710,647	1,739,840	29,193
Oakmark Equity and Income Fund	362,288.73	8,683,113	10,049,889	1,366,776
PIMCO Total Return Fund- Institutional	1,065,407.81	11,139,020	11,559,675	420,655
Fidelity Retirement Money Market Fund	4,547,158.71	4,547,159	4,547,159	—

		61,465,139	67,326,553	5,861,414

Total Assets Held for Investment		$89,301,186	$96,827,062	$7,525,876

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

5	Investments, Continued

The Plan’s net realized gains and losses were as follows:

			Net
	Aggregate		Realized
2011	Proceeds	Cost	Gains (Losses)
The Progressive Stock Fund	$1,157,153	$1,095,383	$61,770
Templeton World Fund-Class A	114,986	131,147	(16,161)
Fidelity Diversified International Fund-K Shares	604,860	417,810	187,050
Fidelity Low Priced Stk-K Shares	62,381	58,657	3,724
Wasatch Small Cap Growth Fund	261,124	263,761	(2,637)
JH Small Company Portfolio	210,561	199,352	11,209
ABF Small Cap Value Institutional	116,244	92,480	23,764
Fidelity Mid-Cap Stock Fund-K Shares	377,038	220,391	156,647
Vanguard Institutional Index Fund	1,051,290	942,891	108,399
Vanguard Value Index Fund	558,870	581,747	(22,877)
Vanguard Growth Index Fund	441,547	405,408	36,139
Vanguard Mid-Cap Index Fund	219,204	205,817	13,387
Vanguard Total International Stock Index Fund-Investor CL	116,207	135,117	(18,910)
Vanguard Total International Stock Index Fund-Institutional CL	1,924,720	1,857,004	67,716
Vanguard Small-Cap Index Fund	142,158	139,193	2,965
Vanguard Total Bond Market Fund	469,690	461,862	7,828
Oakmark Equity and Income Fund	1,094,447	1,003,380	91,067
PIMCO Total Return Fund-Institutional	1,696,405	1,643,130	53,275
Fidelity Retirement Money Market Fund	2,704,052	2,704,052	—

Total Net Realized Gains (Losses)	$13,322,937	$12,558,582	$764,355

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

5	Investments, Continued

			Net
	Aggregate		Realized
2010	Proceeds	Cost	Gains (Losses)
The Progressive Stock Fund	$658,507	$605,622	$52,885
Templeton World Fund-Class A	407,451	488,510	(81,059)
Fidelity Diversified International Fund-K Shares	938,587	666,763	271,824
Fidelity Low Priced Stk-K Shares	69,079	65,592	3,487
Wasatch Small Cap Growth Fund	194,393	180,513	13,880
JH Small Company Portfolio	425,975	486,025	(60,050)
ABF Small Cap Value Institutional	121,855	119,529	2,326
Fidelity Mid-Cap Stock Fund-K Shares	467,118	280,569	186,549
Vanguard Institutional Index Fund	1,796,430	1,778,150	18,280
Vanguard Value Index Fund	346,367	443,101	(96,734)
Vanguard Growth Index Fund	162,462	131,299	31,163
Vanguard Mid-Cap Index Fund	55,347	58,289	(2,942)
Vanguard Total International Stock Index Fund	173,707	169,090	4,617
Vanguard Small-Cap Index Fund	39,038	37,028	2,010
Vanguard Total Bond Market Fund	590,259	565,456	24,803
Oakmark Equity and Income Fund	1,819,532	1,605,556	213,976
PIMCO Total Return Fund-Institutional	2,918,776	2,720,459	198,317
Fidelity Retirement Money Market Fund	2,239,061	2,239,061	—

Total Net Realized Gains (Losses)	$13,423,944	$12,640,612	$783,332

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

5	Investments, Continued

			Net
			Realized
2009	Aggregate Proceeds	Cost	Gains (Losses)
The Progressive Stock Fund	$1,348,453	$1,496,063	$(147,610)
Templeton World Fund-Class A	49,993	77,062	$(27,069)
Fidelity Diversified International Fund	4,971,683	7,499,051	(2,527,368)
Fidelity Diversified International Fund-K Shares	1,146,155	926,159	219,996
Fidelity Low Priced Stk-K Shares	1,608	1,037	571
Wasatch Small Cap Growth Fund	330,774	490,705	(159,931)
JH Small Company Portfolio	304,100	428,585	(124,485)
American Advantage Small Cap Value Fund	1,927,984	2,450,972	(522,988)
ABF Small Cap Value Institutional	7,015	7,042	(27)
Fidelity Mid-Cap Stock Fund	1,703,965	2,722,818	(1,018,853)
Fidelity Mid-Cap Stock Fund-K Shares	678,502	562,141	116,361
Vanguard Institutional Index Fund	1,942,142	2,319,986	(377,844)
Vanguard Value Index Fund	622,450	863,604	(241,154)
Vanguard Growth Index Fund	354,177	307,184	46,993
Vanguard Mid-Cap Index Fund	249,532	211,479	38,053
Vanguard Total International Stock Index Fund	320,624	540,345	(219,721)
Vanguard Small-Cap Index Fund	114,029	109,166	4,863
Vanguard Total Bond Market Fund	533,407	515,184	18,223
Oakmark Equity and Income Fund	980,697	998,163	(17,466)
PIMCO Total Return Fund (Admin)	10,247,562	10,588,200	(340,638)
PIMCO Total Return Fund-Institutional	1,789,938	1,773,169	16,769
Fidelity Retirement Money Market Fund	825,128	825,128	—

Total Net Realized Gains (Losses)	$30,449,918	$35,713,243	$(5,263,325)

6	Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation

Executive Deferred Compensation Plan

December 31, 2011

7	Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee of the Trust and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions. The Plan paid no fees in 2011, 2010 or 2009 for investment management or Trust services.

8	Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company’s Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan’s provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9	Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2007.

10	Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

THE PROGRESSIVE CORPORATION

EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated March 28, 2012, to incorporate by reference their report dated March 28, 2012.